UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 333-268865

NFT Limited

(Translation of registrant’s name into English)

Office Q 11th Floor, Kings Wing Plaza 2,

No.1 Kwan Street, Sha Tin, New Territories

Hong Kong
Tel: +86-13061634962

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Departure of Certain Director

On October 31, 2025, Mr. Ronggang Zhang resigned from his position as a member of NFT Limited’s (the “Company”) board of directors (the “Board”) and the respective committees of the Board, effective on November 1, 2025. Mr. Zhang’s resignation was for personal reasons and was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of Certain Director

On November 18, 2025, the Board appointed Mr. Shuo (Cooper) Li as a member of the Board as an Independent Director, the chairman of the Company’s nominating and corporate governance committee, a member of the Company’s audit committee, and a member of the Company’s compensation committee to fill the vacancy created by Mr. Zhang’s resignation.

In connection with the appointments, the Company entered into a director offer letter with Mr. Shuo (Cooper) Li dated November 18, 2025 (the “Director Offer Letter”), pursuant to which Mr. Li will receive an annual compensation of $12,000 for his services as an independent director of the Board of the Company.

Mr. Shuo Li has served as the Vice President of Saibo Holdings Group Co., Ltd since July 2021. Before that, Mr. Li was the regional manager of Beike Holdings Limited from May 2018 to July 2021. Mr. Li earned his Master’s degree in public administrations from China Ocean University in 2010 and his Bachelor’s degree in physics education from Shandong Normal University in 2003.

There are no family relationships among Mr. Li, and any of our other officers and directors. There are no understandings or arrangements between the incoming directors and officers and any other person pursuant to which they were appointed as officers and directors.

The foregoing descriptions of the Director Offer Letter is general descriptions only, do not purport to be complete, and are qualified in its entirety by reference to the terms of the form of employment agreement and form of director letter furnished hereto as Exhibits 4.1, which are incorporated herein by reference.

Exhibits

Exhibit No.	Description
4.1	Form of Director Offer Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 20, 2025

NFT LIMITED

By:	/s/ Kuangtao Wang
Name:	Kuangtao Wang
Title:	Chief Executive Officer

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